FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              15 December, 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




International Power, Suez Energy International and Sumitomo Corporation win preferred bidder status for Water and Power Project in Bahrain



(London - 15 December 2005) International Power - in consortium with Suez Energy International and Sumitomo Corporation - was today awarded preferred bidder status to acquire the Al Hidd Independent Water and Power Project from the Government of Bahrain. The project has been awarded on a build, own, operate basis, 40% to International Power 30% to Suez Energy International and 30% to Sumitomo Corporation.



The project comprises the acquisition of a five-year old 910 MW combined cycle gas turbine (CCGT) and 30 MIGD water desalination plant, located on the east coast of Bahrain. In addition, a 60 MIGD water desalination expansion will be implemented which is expected to be in operation by the end of 2007. The power and water output from the facility will be sold to the Ministry of Electricity and Water (MEW) under a 20-year Power and Water Purchase Agreement (PWPA).



International Power will provide financial information relating to its investment in the project on signing of the PWPA, which together with financial close is expected early in 2006.



For further information please contact:



Media Contact:

Sara Richardson

+44 (0)20 7320 8619



Investor Contact:

Aarti Singhal

+44 (0)20 7320 8681



About International Power

International Power plc is a leading independent electricity generating company with 16,278 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


                                           INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary